UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-37889

                              TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                              ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 1, 2019, TOP Ships Inc., a company organized under the laws of the Marshall Islands (the "Company" or "TOPS"), announced it entered into a stock purchase agreement (the "Stock Purchase Agreement") with Family Trading Inc., a company organized under the laws of the Marshall Islands and related to Evangelos Pistiolis, the President, Chief Executive Officer and director of TOPS ("Family Trading"),  for the sale of 27,129 newly issued Series E Perpetual Convertible Preferred Stock at a price of $1,000 per share.  The proceeds of the sale will be used for the full and final settlement due under a loan facility between TOPS and Family Trading dated December 23, 2015, as amended.

The following description of the Series E Convertible Preferred Stock is subject to and qualified in its entirety by reference to the Certificate of Designation (the "Certificate of Designation") of the Series E Convertible Preferred Stock. Copies of the Stock Purchase Agreement and Certificate of Designation have been incorporated by reference into this report as Exhibits 99.1 and 99.2, respectively.

The Series E Convertible Preferred Stock has the following characteristics:

Conversion. Each holder of Series E Perpetual Convertible Preferred Stock, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Perpetual Convertible Preferred Stock then held by such holder into our common shares at the conversion rate then in effect. Each Series E Perpetual Convertible Preferred Stock is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices: (i) $1.00, (ii) 80% of the lowest daily VWAP of the Company's common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the conversion price be less than $0.60.

Limitations of Conversion. Holders of the shares of Series E Perpetual Convertible Preferred Stock shall be entitled to convert the Series E Perpetual Convertible Preferred Stock in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting.  The holders of Series E Perpetual Convertible Preferred Stock are entitled to the voting power of one thousand (1,000) common shares of the Company, par value $0.01 per shares (the “Common Stock”).  The holders of Series E Perpetual Convertible Preferred Stock and the holders of our common shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company. The holders of Series E Perpetual Convertible Preferred Stock have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Perpetual Convertible Preferred Stock shall be entitled to receive the net assets of the Company pari passu with the Common Stock.

Redemption.  The Company at its option shall have the right to redeem a portion or all of the outstanding Series E Perpetual Convertible Preferred Stock. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series E Perpetual Convertible Preferred Stock, or the Liquidation Amount, plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the "Redemption Amount"). In order to make a redemption, the Company shall first provide one business day advanced written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Perpetual Convertible Preferred Stock. Upon the expiration of the one business day period, the Company shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

The Series E Perpetual Convertible Preferred Stock shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Perpetual Convertible Preferred Stock shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a "Semi Annual Dividend Payment Date"), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Perpetual Convertible Preferred Stock computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Perpetual Convertible Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Company’s Board of Directors may fix a record date for the determination of holders of Series E Perpetual Convertible Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Ranking. All shares of Series E Perpetual Convertible Preferred Stock shall rank pari passu with all classes of our common stock.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: April 1, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer